UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

GENIUS SPORTS LIMITED

(Name of Subject Company and Filing Person (issuer))

Warrants to Acquire Ordinary Shares

(Title of Class of Securities)

G3934V 117

(CUSIP Number of Class of Securities)

Genius Sports Group

10 Bloomsbury Way, 9th Floor

London, United Kingdom WC1A 2SL

Telephone: +44 (0) 20 7851 4060

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ross M. Leff, P.C. Tamar Donikyan Allison C. Bell Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 Tel: (212) 446-4800	Donald J. Puglisi Puglisi & Associates 850 Library Avenue #204 Newark, Delaware 19711 Telephone: (302) 738-6680

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Genius Sports Limited, incorporated under the laws of Guernsey as a non-cellular company limited by shares (the “Company,” “us” or “we”), with the Securities and Exchange Commission (the “SEC”) on November 18, 2022 (as amended and supplemented from time to time, the “Schedule TO”), and relates to the Company’s offer to the holders of its outstanding warrants to exercise their warrants on the terms set forth in the amended notice to warrant holders issued on December 20, 2022 and consent (the “Consent Solicitation”) to amend the Warrant Agreement, dated as of August 13, 2020, between Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), and dMY Technology Group, Inc. II (“dMY”), which was assumed by the Company pursuant to that certain Warrant Assumption Agreement, dated as of April 20, 2021, by and among the Company, dMY and the Warrant Agent (the “Warrant Agreement”).

The Warrant Agreement is amended so that any warrants not exercised by a holder thereof on or prior to 11:59 p.m., Eastern Time, on January 19, 2023 (the “Expiration Date”), shall be exercised automatically on the holder’s behalf on the first trading day following the Expiration Date on a cashless basis at an exercise price that is 76.6% of the volume-weighted average price of the ordinary shares of the Company, par value $0.01 per share (the “ordinary shares”), for the one-trading day period on the New York Stock Exchange (the “NYSE”) on the second trading day prior to the Expiration Date, which was January 17, 2023. This results in such holders receiving 0.234 ordinary shares per warrant, which is 10% less than the number of ordinary shares per warrant to be received by holders that exercise cashlessly at an exercise price that is 74% of the volume weighted average price of the ordinary shares for the one trading day period on the NYSE on the second trading day prior to the Expiration Date, which was January 17, 2023, (the “Reduced Exercise Price”) on or prior to the Expiration Date (the “Warrant Amendment”), upon the terms and subject to the conditions set forth in the Prospectus that is included in Amendment No. 3 to the registration statement on Form F-4 filed on January 6, 2023 (the “Prospectus”), a copy of which is attached hereto as Exhibit (a)(1)(A).

The purpose of this Amendment is to amend and supplement the Schedule TO to (i) update Item 11 of the Schedule TO to report the final results of the Consent Solicitation, and (ii) update Item 12 of the Schedule TO to (a) include the final Prospectus, dated January 19, 2023, which forms part of the Registration Statement on Form F-4 (“Registration Statement”) declared effective by the SEC on January 18, 2023 and (b) a press release issued by the Company on January 20, 2023, announcing the results of the Consent Solicitation and the effectiveness of the Registration Statement. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

“The offer to exercise and Consent Solicitation expired at 11:59 p.m., Eastern Time, on January 19, 2023.

The Company has been advised that holders of 6,834,991 warrants, or approximately 89.13% of the outstanding warrants, elected to exercise such warrants prior to the expiration date (including holders of 2,149,000 warrants that elected to exercise such warrants on a cash basis). Holders of warrants that were validly exercised prior to the expiration date will receive 0.260 ordinary shares in exchange for each warrant exercised on a cashless basis and one ordinary share in exchange for each warrant exercised on a cash basis. The Company expects to accept all exercised warrants on January 20, 2023.

In addition, pursuant to the Consent Solicitation, the Company received the consent of approximately 89.13% of the outstanding warrants to amend the warrant agreement that governs the warrants, which exceeds the 50% of the outstanding warrants required to effect the Warrant Amendment. The Company executed the Warrant Amendment and, therefore, any warrants not exercised by a holder thereof on or prior to the expiration date shall be exercised automatically on a cashless basis on the holder’s behalf, in accordance with the terms of the Warrant Amendment, at an exercise price of $3.2933, resulting in such holders receiving 0.234 ordinary shares per warrant. Following such automatic exercise on the date hereof, none of the Company’s public warrants will remain outstanding and the warrants will cease trading on the NYSE. The ordinary shares will continue to be listed and trade on the NYSE under the symbol “GENI.” Following completion of the Consent Solicitation, there will be approximately 210,180,893 ordinary shares outstanding (an increase of approximately 1.72% from prior to the closing of the offer to exercise and Consent Solicitation).1

[1]	Number of ordinary shares outstanding excludes approximately 4,105,949 ordinary shares held as treasury shares by a subsidiary of the Company.

On January 20, 2023, the Company issued a press release announcing the final results of the Consent Solicitation as set forth above. A copy of the press release is filed as Exhibit (a)(5)(F) to the Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12(a)

Exhibit No.	Description

(a)(l)(A)	Prospectus (incorporated by reference to the Prospectus filed pursuant to Rule 424(b)(3) with the SEC on January 20, 2023).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus (incorporated by reference to Exhibit (a)(1)(A)).

(a)(5)(A)	Press Release, dated November 18, 2022 (incorporated by reference to Exhibit 99.1 of the Form 6-K (File No. 001-40352) filed by the Company on November 18, 2022).

(a)(5)(B)	Amended Notice to the Registered Holders of Warrants (incorporated by reference to Exhibit 4.2 of the Company’s report on Form 6-K (File No. 001-40352) filed with the SEC on December 20, 2022).

(a)(5)(C)*	Press Release, dated December 16, 2022.

(a)(5)(D)	Press Release, dated December 20, 2022 (incorporated by reference to Exhibit 99.1 of the Company’s report on Form 6-K (File No. 001-40352) filed with the SEC on December 20, 2022).

(a)(5)(E)*	Press Release, dated January 18, 2023.

(a)(5)(F)	Press Release, dated January 20, 2023 (incorporated by reference to Exhibit 99.1 of the Company’s report on Form 6-K (File No. 001-40352) filed with the SEC on January 20, 2023).

(b)	Not applicable.

(d)(i)	Amended and Restated Genius Sports Limited Memorandum of Incorporation (incorporated by reference to Exhibit 1.1 of the Company’s Shell Company Report on 20-F (File No. 001-40352) filed with the SEC on April 27, 2021).

(d)(ii)	Amended and Restated Genius Sports Limited Articles of Incorporation (incorporated by reference to Exhibit 1.2 of the Company’s Shell Company Report on 20-F (File No. 001-40352) filed with the SEC on April 27, 2021).

(d)(iii)	Specimen Warrant Certificate of dMY Technology Group, Inc. II (incorporated by reference to Exhibit 4.3 of dMY Technology Group, Inc. II’s Registration Statement on Form S-1 (File No. 333-239508) filed with the SEC on August 3, 2020).

(d)(iv)	Warrant Agreement between Continental Stock Transfer & Trust Company and dMY Technology Group, Inc. II (incorporated by reference to Exhibit 4.1 of dMY Technology Group, Inc. II’s Current Report on Form 8-K filed with the SEC on August 18, 2020).

(d)(v)	Warrant Assumption Agreement among dMY Technology Group, Inc. II, Genius Sports Limited and Continental Stock Transfer & Trust Company, as Warrant Agent (incorporated by reference to Exhibit 2.3 of the Company’s Shell Company Report on 20-F (File No. 001-40352) filed with the SEC on April 27, 2021).

(d)(vi)	Warrant Certificate of Genius Sports Limited in favor of NFL Enterprises LLC (incorporated by reference to Exhibit 2.4 of the Company’s Shell Company Report on 20-F (File No. 001-40352) filed with the SEC on April 27, 2021).

(d)(vii)	Amended and Restated Solicitation Agent Agreement, dated December 20, 2022, by and between the Company and BofA Securities, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-4 (File No. 333-268457) filed with the SEC on December 20, 2022).

Exhibit No.	Description

(d)(viii)	Amended and Restated Amendment No. 1 to the Warrant Agreement by and between Continental Stock Transfer & Trust Company and Genius Sports Limited (incorporated by reference to Exhibit 4.1 of the Company’s report on Form 6-K (File No. 001-40352) filed with the SEC on December 20, 2022).

(d)(iv)	Amendment No. 2 to the Warrant Agreement, dated January 20, 2023, by and between Continental Stock Transfer & Trust Company and Genius Sports Limited (incorporated by reference to Exhibit 4.1 of the Company’s report on Form 6-K (File No. 001-40352) filed with the SEC on January 20, 2022).

(g)	Not applicable.

(h)(i)	Tax Opinion of Kirkland & Ellis LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form F-4 (File No. 333-268457) filed with the SEC on November 18, 2022).

Item 12(b). Calculation of Filing Fee Table.

Filing Fee Exhibit.*

*	Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2023	GENIUS SPORTS LIMITED

	By:	/s Nicholas Taylor
	Name: Title:	Nicholas Taylor Chief Financial Officer

	By:	/s/ Donald J. Puglisi
	Name: Title:	Donald J. Puglisi Authorized Representative in the United States